EXHIBIT 12

HCA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE QUARTERS AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(Dollars in millions)

	Third Quarter		Nine Months
	2006	2005	2006	2005

EARNINGS:
Income before minority interests and income taxes	$420	$452	$1,603	$1,773
Fixed charges, exclusive of capitalized interest	234	192	683	586

	$654	$644	$2,286	$2,359

FIXED CHARGES:
Interest charged to expense	$200	$160	$582	$489
Interest portion of rental expense	34	32	101	97

Fixed charges, exclusive of capitalized interest	234	192	683	586
Capitalized interest	8	7	27	19

	$242	$199	$710	$605

Ratio of earnings to fixed charges	2.71	3.25	3.22	3.90